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                              November 13, 2023

       Robert Logan
       Chief Executive Officer
       Greenfire Resources Ltd.
       1900     205 5th Avenue SW
       Calgary, Alberta T2P 2V7

                                                        Re: Greenfire Resources
Ltd.
                                                            Registration
Statement on Form F-1
                                                            Filed October 23,
2023
                                                            File No. 333-275129

       Dear Robert Logan:

              We have conducted a limited review of your registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form F-1 filed October 23, 2023

       Risk Factors
       A significant portion of the Company's total outstanding securities may be sold into the market in the near future, page 28

   1. Please expand this risk factor to disclose the percentage that these shares currently represent of the total
number of common shares outstanding. We note the related
                                                        disclosure on the cover
page in that regard.
       Management   s Discussion and Analysis of Financial Condition and
Results of Operations, page
       77

   2. We note that the projected (non-GAAP) EBITDA for 2023 was $173M, as set forth in the unaudited
prospective financial information that Greenfire management prepared and provided to MBSC, the
Transaction Committee, and their respective advisors, including
                                                        Peters, in connection
with the evaluation of the business combination. At page 142 of the
 Robert Logan
FirstName  LastNameRobert
Greenfire Resources Ltd. Logan
Comapany 13,
November   NameGreenfire
               2023        Resources Ltd.
November
Page 2     13, 2023 Page 2
FirstName LastName
         final merger proxy statement / prospectus, we see that the updated projected amount for
         2023 was $133M. We also note that, at page 80 of this registration statement, you disclose that your actual adjusted EBITDA for the six months ended June 30, 2023 was CAD$47.4 million compared to CAD$146.9 million in the same period of 2022. You state that the decrease primarily resulted from lower oil sales and lower WCS benchmark oil prices. It appears that you will miss your 2023 revenue projection. Please update your disclosure in Liquidity and Capital Resources, and elsewhere, to provide updated information
         about the company   s financial position and further risks to the
business operations and
         liquidity in light of these circumstances.
Overview, page 77

3.       In light of the significant number of redemptions and the unlikelihood that the
         company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the common shares, expand your discussion of capital resources to address any changes in
         the company   s liquidity position since the business combination. If
the company is
         likely to have to seek additional capital, discuss the effect of this offering on the
         company   s ability to raise additional capital.
4. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales
         could impact the market price of the company   s common stock. Your
discussion
         should highlight the fact that the Greenfire Holders are beneficial owners of 57% of your outstanding shares and will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.
General

5. Revise the prospectus to disclose not only the price that each selling securityholder paid for the securities being registered for resale, but also the amount of potential profit the selling securityholders will earn based on the current trading price.
6. We note your disclosure at page F-130 and elsewhere in the notes to financial statements indicating that you entered in an FPA Termination Agreement on December 14, 2022,
         which termination was contingent upon the closing of the business combination. Please revise to update your disclosures throughout the filing to reflect the termination of the forward purchase agreement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Robert Logan
Greenfire Resources Ltd.
November 13, 2023
Page 3

       Please contact Timothy Levenberg, Special Counsel, at 202-551-3707 or
Irene
Barberena-Meissner, Staff Attorney, at 202-551-6548 with any other questions.



                                                           Sincerely,
FirstName LastNameRobert Logan
                                                             Division of
Corporation Finance
Comapany NameGreenfire Resources Ltd.
                                                             Office of Energy &
Transportation
November 13, 2023 Page 3
cc:       Guy P. Lander, Esq., of Carter, Ledyard & Milburn LLP
FirstName LastName